SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A
(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2025

OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
Commission file number 333-179701, 333-82306, 333-115028, 333-135128, 333-156242, and 333-233037
    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203

EXPLANATORY NOTE
This Amendment No. 1 on Form 11-K/A amends our annual report for the fiscal year ended December 31, 2025, originally filed with the Securities and Exchange Commission (“SEC”) on June 25, 2026 (the “Form 11-K”). We are filing this Form 11-K/A for the purpose of including Inline eXtensible Business Reporting Language (iXBRL) data tagging required by SEC Final Rule Release No. 33-11070, which iXBRL data tagging was inadvertently omitted from the Form 11-K, and other non-substantive formatting or presentation updates. No other information contained in the original Form 11-K filing is amended by this Form 11-K/A. The Form 11-K has been corrected and furnished in its entirety in this Form 11-K/A.

REQUIRED INFORMATION

    A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young to the incorporation by reference of these financial statements into the AES Corporation’s Forms S-8 Registration Statements relating to the Plan (Registration No’s. 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242) is set forth hereto as Exhibit 23.1. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, which does business as AES Indiana, pursuant to 18 U.S.C. 1350, is attached hereto as Exhibit 99.1.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Employees’ Thrift Plan of Indianapolis
Power & Light Company
December 31, 2025 and 2024,
and Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

Employees’ Thrift Plan of Indianapolis Power & Light Company
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024, and Year Ended December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules

Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions	14

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Employees’ Thrift Plan of Indianapolis Power & Light Company

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2025, and delinquent participant contributions for the year then ended (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2008
Indianapolis, Indiana
June 25, 2026

Employees' Thrift Plan of Indianapolis Power & Light Company

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments - at fair value	$221,565,658	$199,142,430

Receivables:
Notes receivable from participants	4,210,340	4,084,371
Participant contributions	738,459	311,546
Employer contributions	864,023	575,008
Total receivables	5,812,822	4,970,925

Total assets	227,378,480	204,113,355

Net assets available for benefits	$227,378,480	$204,113,355

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions
Investment income:
Interest and dividends	$891,631

Interest income on notes receivable from participants	345,932

Contributions:
Participants	8,710,243
Rollovers	342,076
Employer	4,488,761
Total contributions	13,541,080

Net appreciation in fair value of investments	29,209,410

Total additions	43,988,053

Deductions
Benefit payments	20,474,836
Administrative expenses	119,390
Total deductions	20,594,226

Net increase before transfers	23,393,827

Plan Transfers	(128,702)

Net increase after transfers	23,265,125

Net assets available for benefits:
Beginning of year	204,113,355
End of year	$227,378,480

See accompanying notes to financial statements.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025
1. Description of the Plan
The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (the Company), which does business as AES Indiana, is the plan sponsor. AES Indiana is a subsidiary of The AES Corporation ("AES"). Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions.

General

The Plan is administered by the Employees’ Pension and Benefits Committee (the Pension Committee), which is a committee as appointed from time to time by the Company's Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment. Eligible participants are automatically enrolled in the Plan after 30 days unless they affirmatively decline to participate. The Plan’s trustee and record-keeper of the Plan’s assets is T. Rowe Price Trust Company (T. Rowe Price). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). Employees have the option of contributing anywhere from 1% to 85% of base compensation, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax”, “After Tax”, or "Roth" option. If automatically enrolled, a participant’s deferral is set to 4% of eligible compensation until changed by the participant. Participants who are automatically enrolled have their contributions invested in the applicable lifecycle fund based on their age until they change their election. Employer-matching contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees; and 4% for other eligible employees. These employer-matching contributions are invested in the same funds in which the employee elects to have his/her contributions invested. Certain union employees are also eligible to receive an annual lump-sum company contribution at the discretion of the plan sponsor’s president. Annual lump-sum contributions of $464,260 and $413,887 were made in 2025 and 2024, respectively. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Effective January 1, 2025, Indianapolis Power & Light Company has adopted certain provisions that include implementing SECURE 2.0 provisions to increase catch-up contributions for ages 60–63, raise the mandatory distribution limit to $7,000 and allow matching contributions for qualified student loan payments.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company's matching contribution, and any additional employer contributions as provided under the Plan. Participants have the option of investing their contributions in one or any combination of the available funds, which includes a self-directed brokerage account. Allocations of the Plan’s earnings and losses are based on individual account balances relative to total account balances as of the valuation dates. Participant fund transfers are subject to certain restrictions as outlined in the summary plan description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Vesting

Employee contributions are non-forfeitable and fully vested at all times. All eligible employees (including union and nonunion employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service related to employer contributions.

Employee Stock Ownership Plan

The portion of the Plan invested in AES common stock is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. Under the ESOP provisions, participants have the option to either receive, in cash, the distribution of dividends from AES or to reinvest the dividends in AES common stock. Effective March 1, 2018, the AES Common Stock investment option is closed to future contributions.

Forfeitures

Termination of employment before the five-year vesting term requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer-matching contributions or pay administrative expenses of the plan. Unallocated forfeiture balances as of December 31, 2025 and 2024, were $9,389 and $37,837, respectively, and forfeitures used to reduce employer contributions for 2025 and 2024 were $46,916 and $22,499, respectively.

Payment of Benefits
Upon separation from service with the Company due to death, disability, retirement, or termination, a participant, or the participant’s beneficiary, may elect to receive either a lump-sum distribution, or elect an automatic rollover to an individual retirement account, or the participant has the option to maintain the account until required minimum distributions are mandatory; however, all distributions must be made in one lump-sum payment unless the participant has met his/her “required beginning date” allowing the participant to take annual installments of distributions. For a participant whose vested account balance is less than $7,000, the Plan makes an automatic rollover to an IRA on the

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025
participant's behalf if the participant fails to elect a direct rollover or to receive a cash lump sum payment.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS).
Plan Assets
Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship, or age 59½ withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan. Participants make requests for distributions directly with the record-keeper except for certain loans and refunds of participant contributions, which require approval from the Benefits Department of the Company. The Payroll and Benefits Departments of the Company conduct day-to-day activities of the Plan at the designation of the Pension Committee.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Most permittable plan expenses are paid by plan participants.

Participant Loans
Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The available loan amount is reduced by the highest outstanding loan balance during the one-year period preceding the date the loan is made. The period of repayment of the loan can vary but generally will not exceed five years, except for loans used to purchase or construct a principal residence where the repayment period will not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are normally paid through payroll deductions. Plan participants have the ability to pay off their loans at any time directly with the Plan’s record-keeper. Participants who separate from service with a loan balance outstanding have the option to either pay off their loan or make monthly payment arrangements directly with the Plan’s record-keeper. Once participants have separated from service, they are prohibited from taking out any new loans. A participant may not have more than four loans outstanding at any point in time.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.
Plan Amendments and Transfers

The Plan was amended to permit plan-to-plan transfers for certain employees who transfer employment within the Company. Under this provision, in 2025, the total of plan assets transferred into and out of the plan were $1,076,000 and $1,204,702 respectively.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
3. Fair Value Measurements
The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
•Level 1 - Quoted prices in active market for identical assets.
•Level 2 - Significant observable inputs. Level 2 inputs include the following:
•quoted prices for similar assets and liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in markets that are not active;
•observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management assumptions regarding market participant assumptions used in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025
Following is a description of the valuation techniques and inputs used for each general type of investments measured at fair value by the Plan:
AES Common Stock: AES common stock is valued at the closing price reported on the active market on which AES common stock is traded.
Mutual Funds: Mutual funds, including money market funds, are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Common/Collective Trusts (CCTs): Valued at net asset value provided by the administrator of the funds, which is the readily determinable fair value and the basis for current transactions.
Self-Directed Brokerage Account: Consists of mutual funds which are valued at quoted market prices that represent the net asset value of shares; collective trusts which are valued at net asset value provided by the plan administrators, which is the readily determinable fair value and the basis for current transactions and common stocks which are valued at the closing price reported on the active market where it is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total
AES common stock	$6,264,613	$—	$—	$6,264,613
Self-directed investments	7,486,954	—	—	7,486,954
Collective investment trusts	207,814,091	—	—	207,814,091
Total assets at fair value	$221,565,658	$—	$—	$221,565,658

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
AES common stock	$5,793,034	$—	$—	$5,793,034
Money market funds	5,584,194	—	—	5,584,194
Mutual funds	18,249,211	—	—	18,249,211
Self-directed investments	4,103,831	—	—	4,103,831
Collective investment trusts	165,412,160	—	—	165,412,160
Total assets at fair value	$199,142,430	$—	$—	$199,142,430

4. Related Party and Party-in-Interest Transaction

One of the Plan’s investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of the Company, all investment transactions involving AES common stock qualify as party-in-interest transactions. However, the transactions are exempt from the prohibited transactions rules under ERISA. During 2025 and 2024, the Plan received $306,993 and $307,614 in common stock dividends from AES, respectively.

Certain Plan investments consist of shares of mutual funds and units of common/collective trust funds selected based on the recommendations of the Plan's investment advisor, an unrelated party. The Plan also holds investments sponsored by T. Rowe Price, which serves as a Trustee of the Plan. As a result, these investments constitute party-in-interest transactions. However, such transactions are exempt from the prohibited transaction provisions of ERISA pursuant to the applicable statutory and administrative exemptions.

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (MSA) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust fund service providers for services T. Rowe Price provides to the funds. This revenue is used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025
If the revenue received by T. Rowe Price from such mutual fund or collective trust fund service providers exceeds the amount owed under the MSA, T. Rowe Price remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2025 and 2024, $56,862 and $64,895, respectively, was remitted to the Plan's trust. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Tax Status

The Plan has received a determination letter from the IRS dated August 17, 2017 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

During the plan year ended December 31, 2025, participant contributions, including loan repayments, totaling $0.5 million, were not remitted to the Plan within the time period prescribed by the Department of Labor. These delinquent contributions are reported on Schedule H, Line 4a, Schedule of Delinquent Participant Contributions. As of December 31, 2025, the delinquent contributions were pending correction under the U.S. Department of Labor's Voluntary Fiduciary Correction Program (VFCP).

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained by examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Employees' Thrift Plan of Indianapolis Power & Light Company
Notes to Financial Statements
December 31, 2025
7. Correction of Delinquent Participant Contributions

During the Plan year ended December 31, 2025, the Plan failed to deposit $529,026 of participant contributions and loan repayments within the required time frame as stated by United States Department of Labor ("DOL") regulations. The Plan Sponsor remitted the delinquent contributions to the Plan, including lost earnings, during 2026.

8. Subsequent Event

Effective February 16, 2026, the Plan was amended to increase the matching contribution from 4% to 5% for employees covered by the IBEW Clerical, Technical & Meter Reading Unit collective bargaining agreement.

On March 1, 2026, AES entered into an Agreement and Plan of Merger (the “Merger Agreement"), by and among AES, Horizon Parent, L.P., a Delaware limited partnership (“Parent"), and Horizon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge with and into AES (the “Merger"), with AES continuing as the surviving corporation in the Merger. Parent is controlled by investment vehicles affiliated with one or more funds, accounts or other entities managed or advised by Global Infrastructure Management, LLC and the EQT Infrastructure VI fund. Consummation of the Merger is subject to various closing conditions.

Subsequent events have been evaluated through June 25, 2026, the date these statements were available to be issued.

Supplemental Schedules

Employees' Thrift Plan of Indianapolis Power & Light Company
Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
EIN 35-0413620 Plan #003
December 31, 2025

Participant Contributions Transferred Late to the Plan	Totals that Constitutes Nonexempt Prohibited Transactions
Click here if Late Participant Loan Repayments are Included ☒	Contributions Not Corrected	Corrected Outside Voluntary Fiduciary Correction Program ("VFCP")	Contributions Pending Correction Under VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$529,026	$529,026	$—	$—	$—

Employees' Thrift Plan of Indianapolis Power & Light Company
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
EIN 35-0413620 Plan #003
December 31, 2025

Party-in-interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Common/Collective Trusts:
	State Street Global Advisors	US Bond Index SL Fund, X	101,608	**	1,068,515
	State Street Global Advisors	Russell Sm/Mid Cap SL Index Fund, II	165,294	**	3,430,838
	State Street Global Advisors	S&P 500 Index SL SF Fund, X	1,127,219	**	13,605,528
	State Street Global Advisors	Global All Cap EQ Ex U.S. Index SL Fund, X	67,308	**	848,008
	State Street Global Advisors	Real Asset NL Fund, K	31,428	**	427,991
*	T. Rowe Price Trust Company	Stable Value Common Trust Fund, N	9,121,968	**	9,121,968
*	T. Rowe Price Trust Company	Structured Research Common Trust Fund, F	130,721	**	13,154,432
*	T. Rowe Price Trust Company	Retirement 2005 Trust G	15,481	**	364,414
*	T. Rowe Price Trust Company	Retirement 2010 Trust G	8,319	**	209,886
*	T. Rowe Price Trust Company	Retirement 2015 Trust G	169,012	**	4,676,548
*	T. Rowe Price Trust Company	Retirement 2020 Trust G	420,448	**	12,697,534
*	T. Rowe Price Trust Company	Retirement 2025 Trust G	737,254	**	24,439,954
*	T. Rowe Price Trust Company	Retirement 2030 Trust G	977,259	**	35,777,465
*	T. Rowe Price Trust Company	Retirement 2035 Trust G	554,558	**	22,259,970
*	T. Rowe Price Trust Company	Retirement 2040 Trust G	371,806	**	16,017,418
*	T. Rowe Price Trust Company	Retirement 2045 Trust G	289,887	**	13,004,325
*	T. Rowe Price Trust Company	Retirement 2050 Trust G	243,281	**	10,989,008
*	T. Rowe Price Trust Company	Retirement 2055 Trust G	173,358	**	7,839,236
*	T. Rowe Price Trust Company	Retirement 2060 Trust G	181,731	**	5,255,648
*	T. Rowe Price Trust Company	Retirement 2065 Trust G	132,490	**	2,384,828
	Invesco	Stable Value Trust, B1	5,749,960	**	5,749,960
*	Mercer Group Trust	Diversified Bond Fund	82,619	**	1,070,741
*	Mercer Group Trust	Small/Mid Cap Stock Fund	32,662.69	**	718,252
*	Mercer Group Trust	International Stock Fund	124,671	**	2,701,624
	Total Common/Collective Trusts				207,814,091

	Stock:
*	The AES Corporation	The AES Corporation Common Stock	436,863	**	6,264,613

	Self-Directed Brokerage:
	Charles Schwab	Self-Directed Brokerage Mutual Funds	—	**	7,486,954

	Notes Receivable from Participants:
	Participant Loans	Interest rates from 4.25% to 8.50% with various maturities through July 2032			4,210,340
	Total				$225,775,998

	* Party-in-interest.
	** Participant directed investment, cost not required.